FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 8, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces the completion of the acquisition of German supermarket portfolio”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: July 8, 2015

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES THE COMPLETION OF
THE ACQUISITION OF GERMAN SUPERMARKET
PORTFOLIO

HERZLIYA, Israel, July 8, 2015 – Optibase Ltd. (NASDAQ: OBAS) (the “Company” or “Optibase”) today announced that its wholly owned German subsidiary, Optibase Bavaria GmbH & Co. KG, a German partnership (the "Purchaser"), completed the acquisition of two (2) supermarkets in Bavaria, Germany (the "Properties") from an unrelated third party ("Seller").  Pursuant to the terms of the purchase agreement with the Seller ("Purchase Agreement"), the acquisition of the Properties completes the purchase of twenty-seven (27) supermarkets referred to in the press release dated June 2, 2015.

The purchase price paid by the Purchaser for the Properties was Four Million Seven Hundred and Fifty Thousand Euro (EUR 4,750,000), which is One Million Euro (EUR 1,000,000) less than what was stipulated in the press release dated June 2, 2015.

The Purchaser financed the purchase price of the Properties with a loan from a German real estate bank ("Lender").  The total amount borrowed from the Lender for the acquisition of all properties under the Purchase Agreement with the seller is Twenty Million Euro (EUR 20,000,000), and the term is approximately five (5) years.

Amir Philips, CEO of Optibase commented "We are happy to have been able to close the two additional assets and complete the acquisition of the portfolio in full and at a reduced price. Having done this, we will now concentrate on operating the portfolio, improving its net cash flow and other fundamentals”. Mr. Philips concluded “We are watching the recent European economic developments which may affect the markets we are active in and considering future acquisitions in those markets".

For further details on the Transaction, see the Company’s report on Form 6-K as filed with the Securities and Exchange Commission on June 2, 2015.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia (“Vitec”) in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.